ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSURED BOND NUMBER

OFI Global Asset Management, Inc. 87106113B

EFFECTIVE DATE BOND PERIOD AUTHORIZED REPRESENTATIVE

December 12, 2013 to December 12, 2014 /S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following as of the effective date indicated:

FUND NAME	EFFECTIVE DATE
Oppenheimer Emerging Markets Innovators Fund	April 28, 2014
o Oppenheimer International Growth Fund/VA, a fund in the series: Oppenheimer Variable Account Funds	April 30, 2014

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this policy other than as above stated.

Resolutions of

Oppenheimer Emerging Markets Innovators Fund

The undersigned Amee Kantesaria, the duly elected, acting and qualified Assistant Secretary of Oppenheimer Emerging Market Innovators Fund (the "Fund"), hereby states that the following resolutions were duly and properly adopted by a majority of the Fund’s Board of Trustees (collectively the "Board"), including a majority of its Board who are neither "interested persons" nor "affiliated persons" as defined in the Investment Company Act of 1940, at a meeting of the Fund’s Board held March 3 and 4, 2014, in New York, New York; that said Resolutions remain in full force and effect and have not been modified as of the date of this Certificate:

RESOLVED: that the amount and coverage of the fidelity bond issued by ICI Mutual Insurance Company in the amount of $135 million under which the Fund would be covered in case of a joint loss by more than one covered entity at least for at least $50,000, be and hereby are approved; and be it further

RESOLVED: that the form and amount of said bond applicable to the Fund is hereby determined to be reasonable, due consideration having been given to the value of the aggregate assets of the Fund to which covered persons may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Fund's portfolio; and be it further

RESOLVED: that the premium and the reserve premium for the Fund’s participation in such joint fidelity insurance and for its participation as members of ICI Mutual Insurance Company, as determined pursuant to the allocation procedures contained in the Joint Insured Agreement, is approved; and be it further

RESOLVED: that the officers of the Fund are hereby authorized to execute an agreement with all other joint insured under the joint insured bond as required by Rule 17g-1(f) under the Investment Company Act; and be it further

RESOLVED: that the Secretary of the Fund or his or her designee is hereby designated as the person to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act.

Executed in New York, New York

May 29, 2014

/s/ Amee Kantesaria

Amee Kantesaria,

Assistant Secretary

corporate/general insurance matters/sec filings/resolutions interim 2014